As filed with the Securities and Exchange Commission on June 5, 1996
                                                                    No. 33-



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------



                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   ----------

                            COMSTOCK RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

            NEVADA                                                                      94-1667468
(State or other jurisdiction of                                                      (I.R.S. Employer
incorporation or organization)                                                  Identification Number)

        5005 LBJ Freeway                                                               M. Jay Allison
           Suite 1000                                                       President and Chief Executive Officer
      Dallas, Texas  75244                                                      5005 LBJ Freeway, Suite 1000
         (214) 701-2000                                                             Dallas, Texas  75244
(Address, including zip code, and                                                     (214) 701-2000
telephone number, including area code                Copies to:                 (Name, Address, including zip
of Registrant's principal executive offices)      Guy  H. Kerr, Esq.       code, and telephone number, including area
                                              Locke Purnell Rain Harrell         code, of agent for service)
                                             2200 Ross Avenue, Suite 2200
                                                  Dallas, Texas 75201
                                                    (214) 740-8000
                                               --------------------

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following.
____
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following.
  [x]                          ____________________

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                                     Proposed
                                       Proposed       Maximum
  Title of Each Class      Amount       Maximum      Aggregate
     of Securities         to be     Offering Price   Offering     Amount of
   to be Registered      Registered   Per Share (1)   Price (1) Registration Fee
- --------------------------------------------------------------------------------
Common Stock, par value
$.50 per share.........    550,000       $ 7.75      $4,262,500       $ 1,470
================================================================================


(1)Estimated solely for the purpose of calculating the registration fee based upon closing sales price of a share of Common Stock on June 4, 1996 as quoted on the Nasdaq National Market tier of the Nasdaq Stock Market.
                              --------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS






                            COMSTOCK RESOURCES, INC.


                         550,000 Shares of Common Stock


   The 550,000 shares of common stock, par value $.50 per share (the "Common Stock"), of Comstock Resources, Inc. (together with its subsidiaries, the "Company") covered by this Prospectus are being or will be offered by a certain selling security holder (the "Selling Security Holder"). See "Selling Security Holder." The Company will not receive any proceeds from the sale of Common Stock offered hereby.

   The Selling Security Holder may offer the shares of Common Stock through broker transactions or directly to prospective purchasers. Such shares will be offered at the market price or at prices that may be negotiated by the Selling Security Holder. Brokers or dealers will receive commissions or discounts from the Selling Security Holder in amounts to be negotiated immediately prior to sale. See "Plan of Distribution."

   The Company's Common Stock is quoted on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol CMRE. On June 4, 1996, the last sale price of the Common Stock, as reported on the Nasdaq Stock Market, was $7.75 per share. The shares of Common Stock offered hereby include preferred stock purchase rights. See "Description of Capital Stock - Stockholders' Rights Plan."

   The Company has agreed to register the shares of Common Stock offered and to pay the expenses of such registration. Such expenses, including legal and accounting fees, are estimated to be $5,000. The Company intends to keep the registration statement, of which this Prospectus is a part, effective for a period of twenty-four months or, if earlier, until all the shares of Common Stock offered hereby have been sold or the Company is no longer obligated to maintain such effectiveness.
                                   ----------

   PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" HEREIN.
                                   ----------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   ----------

                                   June , 1996

                              AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and/or information statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at certain of the regional offices of the Commission. The addresses of the facilities are: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. In addition, copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   The Company shall provide without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person, a copy of any and all of the information that is incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). These documents are available upon request directed to: Comstock Resources, Inc., 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244; telephone number (214) 701-2000, Attention:
Secretary.



                                TABLE OF CONTENTS

                                                                            PAGE

Prospectus Summary.............................................................3

Risk Factors...................................................................3

Description of Capital Stock...................................................7

Selling Security Holder.......................................................11

Plan of Distribution..........................................................12

Incorporation of Certain Information By Reference.............................12

Legal Matters.................................................................13

Experts.......................................................................13

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the detailed information appearing elsewhere or incorporated by reference in this Prospectus.


The Company

        The Company was originally organized as a Delaware corporation in 1919 under the name Comstock Tunnel and Drainage Company for the primary purpose of conducting gold and silver mining operations in and around the Comstock Lode in Nevada. In 1983, the Company was reincorporated under the laws of the State of Nevada. In November 1987, the Company changed its name to Comstock Resources, Inc.

        The Company's oil and gas acquisition, development and production operations are conducted through its wholly owned subsidiaries, Comstock Oil & Gas, Inc., Comstock Oil & Gas -- Louisiana, Inc., Comstock Offshore Energy, Inc. and Black Stone Oil Company. Comstock Management Corporation, a wholly owned subsidiary, manages the oil and gas properties of Comstock DR II Oil & Gas
Acquisition Limited Partnership for the benefit of certain institutional investors.

        The Company's natural gas marketing and gathering activities are conducted through its wholly owned subsidiary, Comstock Natural Gas, Inc. ("CNG"). CNG has interests in 34 miles of natural gas pipeline in east and south Texas and a gas processing plant in east Texas. CNG, through its wholly owned subsidiary Crosstex Pipeline, Inc., serves as managing general partner and CNG holds a 20.3% limited partner interest in Crosstex Pipeline Partners, Ltd., which owns 63 miles of natural gas pipeline in east Texas.

        The Company's executive offices are located at 5005 LBJ Freeway, Suite 1000, Dallas, Texas 75244, and its telephone number is (214) 701-2000.

The Offering

   Common Stock Offered by the Selling Security Holders.......550,000 shares

   Common Stock Outstanding at June 4, 1996................13,671,956 shares (1)

   Nasdaq National Market Symbol........................................CMRE


        (1) At June 4, 1996 an additional 8,384,950 shares of Common Stock are reserved for issuance upon exercise of outstanding stock options and warrants and the conversion of the Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock and the Series 1995 Convertible Preferred Stock.

                                  RISK FACTORS

        Prior to making an investment decision, prospective investors should consider fully, together with the other information contained in or incorporated into this Prospectus, the following factors:

Market Conditions and Volatility of Oil and Natural Gas Prices

        The revenues generated by the Company's operations are highly dependent upon the prices of, and demand for, oil and natural gas. Historically, the prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The Company is affected more by fluctuations in natural gas prices than oil prices because a majority of its production is natural gas (83% in fiscal 1995 on a gas equivalent basis). The price received by the Company for its oil and natural gas production and the level of such production are subject to wide fluctuations and depend on numerous factors beyond the Company's control, including seasonality, the condition of the United States economy (particularly the manufacturing sector), imports of crude oil and natural gas, political conditions in other oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas have had, and could have in the future, an adverse effect on the borrowing base under the Company's Bank Credit Facility, which would affect its ability to borrow additional funds. Although the Company is not currently experiencing any significant involuntary curtailment of its natural gas production, market, economic and regulatory factors may in the future materially affect the Company's ability to sell its natural gas production.

        In order to mitigate its exposure to price risks in the marketing of its oil and natural gas, the Company from time to time enters into energy price swap arrangements to hedge a portion of anticipated sales of oil and natural gas. Such arrangements may also restrict the ability of the Company to benefit from unexpected increases in oil and natural gas prices. The Company believes that its hedging strategies are generally conservative in nature.

Replacement of Reserves

        The Company must continually acquire, explore for, develop or exploit new oil and natural gas reserves to replace those produced or sold. Without successful acquisition, drilling or exploitation operations, the Company's oil and natural gas reserves and revenues will decline. Drilling activities are subject to numerous risks, including the risk that no commercially viable oil or natural gas production will be obtained. The decision to purchase, explore, exploit or develop an interest or property will depend in part on the evaluation of data obtained through geophysical and geological analyses and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain. Drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, compliance with government permitting requirements, shortages of or delays in obtaining equipment, reductions in product prices or limitations in the market for products. Natural gas wells may be shut in for lack of a market or due to inadequacy or unavailability of natural gas pipeline or gathering system capacity or access.

Substantial Capital Requirements

        The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploitation, development, exploration and production of oil and gas reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations, bank borrowings and the sale of equity securities. The Company intends to make approximately $14.5 million in capital expenditures in 1996 for planned development of its existing properties. The Company believes that it will have sufficient cash provided by operating activities and borrowings under its bank credit facility to fund such planned capital expenditures. If revenues or the Company's borrowing base decrease as a result of lower oil and natural gas prices, operating difficulties or declines in reserves, the Company may have limited ability to obtain the capital necessary to undertake or complete future development programs and to continue its acquisition activities. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

Operating Hazards and Uninsured Risks

        The Company's operations are subject to all of the risks normally incident to the exploration for and the production of oil and natural gas, including blowouts, cratering, oil spills and fires, each of which could result in damage to or destruction of oil and natural gas wells, production facilities or other property, or injury to persons. The Company anticipates that it will from time to time conduct relatively deep drilling which will involve increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. There can be no assurance that the levels of insurance maintained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance, or availability at commercially acceptable premium levels.

Government Regulation

        The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing, pricing, transportation and storage of oil and natural gas. The Company's business is also subject to extensive and changing environmental and safety laws and regulations governing plugging and abandonment, the discharge of materials into the environment or otherwise relating to environmental protection. There can be no assurance that present or future regulation will not adversely affect the operations of the Company.

Competition

        The oil and natural gas industry is highly competitive. The Company's competitors for the acquisition, exploration, exploitation and development of oil and natural gas properties, purchases and marketing of natural gas and transportation and processing of natural gas, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

                          DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $10.00 par value (the "Preferred Stock"). At June 4, 1996, there were issued and outstanding 13,671,956 shares of Common Stock and 3,100,000 shares of Preferred Stock, of which 600,000 shares are designated as the Series 1994 Convertible Preferred
Stock, 1,000,000 shares are designated as the 1994 Series B Convertible Preferred Stock and 1,500,000 shares are designated as the Series 1995 Convertible Preferred Stock. Options and warrants to purchase 1,286,307 shares of Common Stock were also outstanding and exercisable at that date. In the aggregate, 8,384,950 shares of Common Stock have been reserved for issuance pursuant to the exercise of stock options and warrants currently outstanding and the conversion of the Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock and the Series 1995 Convertible Preferred Stock.

Common Stock

        Subject to the prior rights of the Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock, the Series 1995 Convertible Preferred Stock and any other shares of Preferred Stock that may be issued, and except as otherwise set forth below, the shares of Common Stock of the Company (1) are entitled to such dividends as may be declared by the Board of Directors, in its discretion, out of funds legally available therefor; (2) are entitled to one vote per share on matters voted upon by the stockholders and have no cumulative voting rights; (3) have no preemptive or conversion rights;
(4) are not subject to, or entitled to the benefits of, any redemption or sinking fund provision; and (5) are entitled, upon liquidation, to receive the assets of the Company remaining after the payment of corporate debts and the satisfaction of any liquidation preferences of the Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock, the Series 1995 Convertible Preferred Stock and any other Preferred Stock, if issued. Although the Company's Articles of Incorporation do not deny preemptive rights to stockholders, under Nevada law no stockholders have preemptive rights with respect to shares that, upon issuance, are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Common Stock is currently registered under the Exchange Act.

        The Common Stock presently issued and outstanding, including the shares being offered by the Selling Security Holder, is validly issued, fully paid and nonassessable.

        Because the shares of Common Stock do not have cumulative voting rights, the holders of a majority of the shares voting for the election of directors can elect all members of the class of the Company's classified Board of Directors that are to be elected at a meeting of the stockholders, subject to any rights of the holders of Series 1994 Convertible Preferred Stock, the 1994 Series B Convertible Preferred Stock and the Series 1995 Convertible Preferred Stock. See "Description of Capital Stock Preferred Stock."

        The Company's Common Stock is quoted on the Nasdaq National Market tier of Nasdaq Stock Market. The Transfer Agent and Registrar for the Common Stock of the Company is American Stock Transfer and Trust Company. Stockholders' Rights Plan

        General

        As part of its long-term strategy to maximize, preserve and protect the long-term value of the Company for the benefit of all stockholders, the Board of Directors of the Company considered, and on December 4, 1990, adopted, a stockholders' rights plan. The basic objective of the Rights Plan is to encourage prospective purchasers to negotiate with the board, whose ability to negotiate effectively with a potential purchaser, on behalf of all stockholders, is significantly greater than that of the stockholders individually. In the board's view, some attempted takeovers can pressure stockholders into disposing of their equity investment in the Company at less than full value and can result in the unfair treatment of minority stockholders, especially considering that prospective purchasers typically are interested in acquiring targets as cheaply as they can. The rights are designed to deter abusive takeover tactics, such as (i) accumulations of the Company's stock by a prospective purchaser who through open market or private purchases may achieve a position of substantial influence or control without paying to selling or remaining stockholders a fair "control premium", (ii) coercive two-tier, front-end loaded or partial offers which may not offer fair value to all stockholders, (iii) accumulations of the Company's stock by a prospective purchaser who lacks the financing to complete an offer and is only interested in putting the Company "in play", without concern as to how its activities may affect the business of the Company, and
(iv) self-dealing transactions by or with prospective purchasers who may seek to acquire the Company at less than full value or upon terms that may be detrimental to minority stockholders. Equally important, offers left open only a short time might prevent management and the board from considering all alternatives to maximize the value of the Company - including, if appropriate, a search for competing bidders. The board believes that the specific benefits derived by the stockholders of the Company as a result of having the rights plan in place include:

        o providing disincentives to potential purchasers who are not willing or able to make and complete a fully financed offer to all stockholders at a fair price;

        o providing the board and management the time to consider available alternatives and act in the best interests of all stockholders in the event of an offer;

        o   protecting  against  abusive  takeover tactics; and

        o   increasing the bargaining power of the board.

        The Rights Plan was not adopted by the board in response to any specific effort to obtain control of the Company.

        Description of Rights Plan

        On December 4, 1990, the Company declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, payable on December 17, 1990 (the "Record Date") to stockholders of record at that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $10.00 par value per share, at an exercise price of $15.00 (the "Purchase Price") per one one-hundredth of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and the Bank One, Texas, N.A., as successor Rights Agent.

        The Rights are initially evidenced by the Common Stock certificates as no separate Rights Certificates were distributed. The Rights separate from the Common Stock and a "Distribution Date" will occur at the close of business on the earliest of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"),
(ii) the tenth business day (or such later date as may be determined by action of the Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock or (iii) the tenth business day after the Board of Directors of the Company determines that any individual, firm, corporation, partnership or other entity (each a "Person"), alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which a majority of the continuing directors who are not officers of the Company determines to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock outstanding) and at least a majority of the continuing directors who are not officers of the Company, after reasonable inquiry and investigation, including consultation with such Person as such directors shall deem appropriate, shall determine that (a) such beneficial ownership by such Person is intended to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where such directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material impact (an "Adverse Person").

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 17, 2000, unless earlier redeemed by the Company.

        If (i) a Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except (a) pursuant to certain offers for all outstanding shares of Common Stock approved by at least a majority of the continuing directors who are not officers of the Company or (b) solely due to a reduction in the number of shares of Common Stock outstanding as a result of the repurchase of shares of Common Stock by the Company) or (ii) the Board of Directors determines that a Person is an Adverse Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of either of the events set forth in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of either of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or Adverse Person will be null and void.

        If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the Company is the surviving corporation, but its Common Stock is changed or exchanged (other than a merger which follows an offer described in clause (i)(a) of the preceding paragraph), or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive upon exercise, Common Stock of the acquiring company having a value equal to two times the exercise price of the Right.

        At any time after the earlier to occur of (i) an Acquiring Person becoming such or (ii) the date on which the Board of Directors of the Company declares an Adverse Person to be such, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by the Adverse Person or Acquiring Person, as the case may be, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). Notwithstanding the foregoing, no such exchange may be effected at any time after any Person becomes the beneficial owner of 50% or more of the outstanding Common Stock.

        The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        At any time until the close of business on the earlier of the tenth day following the Stock Acquisition Date or the tenth business day following the date on which the Board of Directors first declares a person to be an Adverse Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the continuing directors (as defined in the Rights Agreement).

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Preferred Stock

        The Board of Directors is empowered, without approval of the stockholders, to cause shares of its authorized Preferred Stock to be issued in one or more classes or series, from time to time, with the number of shares of each class or series and the rights, preferences and limitations of each class or series to be determined by it. Among the specific matters that may be determined by the Board of Directors are the rate of dividends, redemption and conversion prices, terms and amounts payable in the event of liquidation and voting rights. Shares of Preferred Stock may, in the board's sole determination, be issued with voting rights greater than one vote per share. Issuance of shares of Preferred Stock could involve dilution of the equity of the holders of Common Stock and further restrict the rights of such stockholders to receive dividends.

        On January 6, 1994, the Board of Directors created a new series of Preferred Stock consisting of 600,000 shares designated as the Series 1994 Convertible Preferred Stock (the "Series 1994 Preferred"). On January 7, 1994, the Company issued and sold 600,000 shares of the Series 1994 Preferred in a private placement for $6 million. The Series 1994 Preferred was purchased by certain investors and investment funds represented or managed by Trust Company of the West.

        On July 21, 1994, the Board of Directors created a new series of Preferred Stock consisting of 1,500,000 shares designated as the 1994 Series B Convertible Preferred Stock (the "1994 Series B Preferred"). On July 22, 1994, the Company exchanged 1,000,000 shares of the 1994 Series B Preferred and $10,150,000 in cash to re-acquire certain production payments previously conveyed by the Company to Enron Reserve Acquisition Corp. ("Enron").

        On June 16, 1995, the Board of Directors created a new series of preferred stock consisting of 1,500,000 shares designated as the Series 1995 Convertible Preferred Stock (the "Series 1995 Preferred"). On June 19, 1995, the Company sold 1,500,000 shares of the Series 1995 Preferred in a private placement for $15 million to certain investors and investment funds represented or managed by Trust Company of the West.

        The Series 1994 Preferred and the Series 1995 Preferred pay quarterly dividends at the rate of 22 1/2(cent) on each outstanding share and is payable when, as and if declared on each March 31, June 30, September 30, and December
31. Dividends on the Series 1994 Preferred and the Series 1995 Preferred are cumulative from the date of original issue. Unpaid dividends bear interest at a rate of 9% per annum, compounded quarterly. The Company, at its option, can pay the dividend in cash or in shares of Common Stock valued at 75%, in the case of the Series 1994 Preferred, or 80% in the case of the Series 1995 Preferred, of the lower of the Common Stock's 5 day or 30 day average closing price.

        The 1994 Series B Preferred bears quarterly dividends at the rate of 15 5/8(cent) on each outstanding share and is payable when, as and if declared by the Board of Directors on each April 1, July 1, October 1 and January 1. Dividends on the 1994 Series B Preferred are cumulative from the date of issuance. The Company can elect to pay the dividends in cash or in shares of stock. If the dividends are to be paid in shares of stock, the holder may elect to receive either additional shares of the 1994 Series B Preferred or shares of Common Stock (valued at 85% of the 15 trading day average closing price) or a combination thereof.

        On January 1, 1999 and on each January 1 thereafter, so long as any shares of the Series 1994 Preferred are outstanding, the Company is obligated to redeem 120,000 shares of the Series 1994 Preferred at $10.00 per share plus accrued and unpaid dividends thereon. On June 30, 2000 and on each June 30, thereafter, so long as any shares of the Series 1995 Preferred are outstanding, the Company is obligated to redeem 300,000 shares of the Series 1995 Preferred at $10.00 per share plus accrued and unpaid dividends thereon. The mandatory redemption price may be paid either in cash or in shares of Common Stock, at the option of the Company. If the Company elects to pay the mandatory redemption price in shares of Common Stock, the Common Stock will be valued at 75%, in the case of the Series 1994 Preferred, or 80%, in the case of the Series 1995 Preferred, of the lower of the Common Stock's 5 day or 30 day average closing price (immediately prior to the date of redemption). There is no mandatory redemption required for the 1994 Series B Preferred.

        The respective holders of the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred have the right, at their option and at any time, to convert all or any part of such shares into shares of Common Stock. The initial Common Stock conversion prices are $4.00 per share for the Series 1994 Preferred, $5.00 per share for the 1994 Series B Preferred and $5.25 per share for the Series 1995 Preferred. If the holders of the Series 1994 Preferred, 1994 Series B Preferred and the Series 1995 Preferred elected to convert all such shares into Common Stock at the initial conversion prices, the holders would own approximately 11%, 14% and 19%, respectively, of the Company's issued and outstanding shares of Common Stock as of July 3, 1995. The Company has the option to redeem the shares of Series 1994 Preferred and the Series 1995 Preferred at a price that would provide the holder with a specified rate of return on their original investment. The Company has the option to redeem the shares of 1994 Series B Preferred at any time at the rate of $14.00 per share as increased by 7 1/2% per annum compounded monthly from the date of issuance.

        In the event of dissolution, liquidation or winding-up of the Company, the holders of the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred, after payments of all amounts payable to the holders of Preferred Stock senior to such series of Preferred Stock, to receive out of the assets remaining $10.00 per share, together with all dividends thereon accrued or in arrears, whether or not earned or declared, before any payment is made or assets set apart for payment to the holders of the Common Stock.

        The holders of the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred are each entitled to vote with the holders of Common Stock on all matters submitted for a vote of the holders of shares of Common Stock on an "as converted" basis. Upon the occurrence of an event of noncompliance with the terms of the Series 1994 Preferred, the 1994 Series B Preferred and/or the Series 1995 Preferred as set forth therein, the holders of each such series of Preferred Stock have the right (for so long as such event of noncompliance continues) to elect two additional directors to the Board of Directors of the Company. Accordingly, up to six additional directors could be elected pursuant to the terms of the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred.

        The Company may not, so long as any of the Series 1994 Preferred, the 1994 Series B Preferred or the Series 1995 Preferred is outstanding, alter any of the rights, preferences or powers of the Series 1994 Preferred, 1994 Series B Preferred and the Series 1995 Preferred or issue any shares of stock ranking on a parity with or senior to each series of outstanding Preferred Stock unless the requisite number of the holders have consented thereto. Holders of each such series of Preferred Stock also have the right to approve (1) a merger of the Company where the Company is not the surviving corporation; (2) the issuance of more than 20% of the Company's Common Stock in connection with a merger or acquisition; (3) the sale or disposition of substantially all of the Company's assets; (4) payment of any dividend or distribution, on or for the redemption of Common Stock of the Company in excess of $50,000 a year; or (5) an increase in the number of shares of Common Stock issuable under the Company's 1991 Long-term Incentive Plan.

     In addition to the Series 1994 Preferred, the 1994 Series B Preferred and the Series 1995 Preferred and in connection with the Stockholders' Rights Plan as described under "Description of Capital Stock - Stockholders' Rights Plan", the Company has designated and reserved for issuance 150,000 shares of Preferred Stock, $10.00 par value per share, which, under the Rights Plan, may be issued in units consisting of one one-hundredth of a share (each, a "Unit"). Each Unit, if and when issued, will be entitled to receive a cumulative quarterly cash dividend equal to the greater of $0.375 or the amount of the dividend or distribution paid per share of Common Stock for the applicable quarter. Such Preferred Stock dividend rights are senior to the rights of holders of Common Stock to receive any dividend or distribution. Each Unit, if and when issued, will be entitled to one vote, voting together with the Common Stock, on all matters submitted to the holders of the Common Stock. Upon liquidation, dissolution or winding up of the Company, each Unit issued will be entitled to the greater of $15.00 plus accrued but unpaid dividends or the amount to be distributed in respect of each share of Common Stock, with such Preferred Stock liquidation rights being senior to those of the holders of the Common Stock. The Company has the option to redeem, in whole or in part, the Preferred Stock, if issued, at any time for a per Unit price equal to the greater of $15.00 or the current market price per share of Common Stock at the time of redemption, in each case together with accrued but unpaid dividends.

                             SELLING SECURITY HOLDER

        The following table sets forth certain information as of June 4, 1996 with respect to the Common Stock beneficially owned by the Selling Security Holder.


                                      Number of                     Before            After
     Name and Address of               Shares         Number       Offering         Offering
      Selling Security              Beneficially     of Shares   Percentage of    Percentage of
           Holder                      Owned          Offered    Common Stock   Common Stock (1)

Liberty Life Insurance Company         550,000        550,000         4.02%            -   %
200 Wade Hampton
Greenville, South Carolina 29602


(1) Assumes the sale by Selling Security Holder of all shares offered hereby.


Transactions with Selling Security Holder

    The Company and Liberty Life Insurance Company ("Liberty") entered into venture agreements providing for funding of development costs on certain of the Company's oil and gas properties beginning in April 1991 and expiring on March 31, 1995. Liberty earns a 90% interest before payout, and an 80% interest after payout, in each development well for which Liberty funds the costs. Liberty was granted warrants to purchase 550,000 shares of Common Stock at prices ranging from $2.25 to $3.00 per share in connection with the venture agreements. The Common Stock offered hereby was issued in connection with the exercise of such warrants. On September 4, 1992, the Company purchased certain producing oil and gas properties from Liberty in exchange for $3.5 million in cash and oil leases with book value of $1.6 million. In September 1992, the Company sold 150,000 shares of its preferred stock to Liberty for $1.5 million. Liberty converted the 150,000 shares of preferred stock into 857,143 shares of Common Stock on December 31, 1993.

    The Company granted certain registration rights with respect to the Common Stock offered hereby to the Selling Security Holder.

                              PLAN OF DISTRIBUTION

    The shares of Common Stock offered hereby are being sold for the account of the Selling Security Holder. The shares may be sold from time to time by the Selling Security Holder, or by its pledges, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Security Holder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Security Holder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


         The Company hereby incorporates the following documents into this Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.
          2. The Company's Proxy Statement dated April 17, 1996 in connection with the Annual Meeting of Stockholders of the Company held on May 15, 1996.
          3. The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1996.
          4. The Company's Current Report on Form 8-K dated May 1, 1996.

        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the

Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus.


                                  LEGAL MATTERS


         The validity of the Common Stock offered hereby will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.


                                     EXPERTS


         The consolidated financial statements and schedules of the Company incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses of the offering are estimated (except as indicated) as to be as follows:

       Securities and Exchange Commission Registration Fee (actual)...$   1,470
       Legal Fees and Expenses........................................    2,500
       Accounting Fees and Expenses...................................    1,000
       Other..........................................................       30
                                                                      ----------
          Total.......................................................$   5,000
                                                                      ==========
All of the above expenses will be borne by the Company.

Item 15.  Indemnification of Directors and Officers.

        Section 78.751 of the Nevada General Corporation Law permits a corporation to indemnify any person who was, or is, or is threatened to be made a party in a completed, pending or threatened proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation), by reason of being or having been an officer, director, employee or agent of the corporation or serving in certain capacities at the request of the corporation. Indemnification may include attorneys' fees, judgments, fines and amounts paid in settlement. The person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, such person must have had no reasonable cause to believe his conduct was unlawful.

        With respect to actions by or in the right of the corporation, indemnification may not be made for any claim, issue or matter as to which such a person has been finally adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action was brought or other court of competent jurisdiction determines upon application that in view of all circumstances the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        Unless indemnification is ordered by a court, the determination to pay indemnification must be made by the stockholders, by a majority vote of a quorum of the Board of Directors who were not parties to the action, suit or proceeding, or in certain circumstances by independent legal counsel in a written opinion. Section 78.751 permits the Articles of Incorporation or Bylaws to provide for payment to an indemnified person of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

        Section 78.751 also provides that to the extent a director, officer, employee or agent has been successful on the merits or otherwise in the defense of any such action, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

        Article VI, "Indemnification of Directors, Officers, Employees and Agents", of the Registrant's Bylaws provides as follows with respect to indemnification of the Registrant's directors, officers, employees and agents:

        Section 1. To the fullest extent allowed by Nevada law, any director of the Corporation shall not be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article VI does not eliminate or limit the liability of a director for:

        (a) an act or omission which involves intentional misconduct, fraud or a knowing violation of law; or

        (b) the payment of dividends in violation of N.R.S. 78.300.

        Section 2. The Corporation shall indemnify each director, officer, employee and agent, now or hereafter serving the Corporation, each former director, officer, employee and agent, and each person who may now or hereafter serve or who may have heretofore served at the Corporation's request as a director, officer, employee or agent of another corporation or other business enterprise, and the respective heirs, executors, administrators and personal representatives of each of them against all expenses actually and reasonably incurred by, or imposed upon, him in connection with the defense of any claim, action, suit or proceeding, civil or criminal, against him by reason of his being or having been such director, officer, employee or agent, except in relation to such matters as to which he shall be adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of duty. For purposes hereof, the term "expenses" shall include but not be limited to all expenses, costs, attorneys' fees, judgements (including adjudications other than on the merits), fines, penalties, arbitration awards, costs of arbitration and sums paid out and liabilities actually and reasonably incurred or imposed in connection with any suit, claim, action or proceeding, and any settlement or compromise thereof approved by the Board of Directors as being in the best interests of the Corporation. However, in any case in which there is no disinterested majority of the Board of Directors available, the indemnification shall be made: (1) only if the Corporation shall be advised in writing by counsel that in the opinion of counsel (a) such officer, director, employee or agent was not adjudged or found liable for gross negligence or willful misconduct in the performance of duty as such director, officer, employee or agent or the indemnification provided is only in connection with such matters as to which the person to be indemnified was not so liable, and in the case of settlement or compromise, the same is in the best interests of the Corporation; and (b) indemnification under the circumstances is lawful and falls within the provisions of these Bylaws; and (2) only in such amount as counsel shall advise the Corporation in writing is, in his opinion, proper. In making or refusing to make any payment under this or any other provision of these Bylaws, the Corporation, its directors, officers, employees and agents shall be fully protected if they rely upon the written opinion of counsel selected by, or in the manner designated by, the Board of Directors.

        Section 3. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in these Bylaws.

        Section 4. The Corporation may indemnify each person, though he is not or was not a director, officer, employee or agent of the Corporation, who served at the request of the Corporation on a committee created by the Board of Directors to consider and report to it in respect of any matter. Any such indemnification may be made under the provisions hereof and shall be subject to the limitations hereof, except that (as indicated) any such committee member need not be nor have been a director, officer, employee or agent of the Corporation.

        Section 5. The provisions hereof shall be applicable to actions, suits or proceedings (including appeals) commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

        Section 6. The indemnification provisions herein provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, or by law or statute, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        Section 7. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, and persons described in Section 4 of this Article above, against any liability asserted against him and incurred by him in any such capacity or arising out of his status, as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of these Bylaws.

Item 16.      Exhibits.

Exhibit
   No.                            Description

   4.1    Specimen Common Stock Certificate (incorporated herein by reference to
          Exhibit 4.1 to Registrant's Registration Statement on Form S-3 dated November 30, 1992).

   4.2 Rights Agreement dated as of December 10, 1990, by and between the Registrant and Society National Bank, as Rights Agent (incorporated herein by reference to Exhibit 1 to Registrant's Registration Statement on Form 8-A, dated December 14, 1990).

   5.1*   Opinion of Locke Purnell Rain Harrell (A Professional Corporation).

  23.1    Consent of Counsel (Included in Exhibit 5.1).

  23.2*   Consent of Independent Public Accountants.

  24.1    Power of Attorney (Included on the Signature Page of the Prospectus).


*   Filed herewith.

Item 17.  Undertakings.

(a)     The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 5, 1996.

                            COMSTOCK RESOURCES, INC.

                                     By: /s/ M. JAY ALLISON
                                     ----------------------
                                         M. Jay Allison
                                         President and Chief Executive Officer
                                         (Principal Executive Officer)

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints M. Jay Allison and Roland O. Burns, each his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and any state or other securities authority, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                     Title                              Date

/s/ M. JAY ALLISON       President, Chief Executive Officer, and    June 5, 1996
- ------------------
    M. Jay Allison         Director (Principal Executive
                           Officer)

/s/ ROLAND O. BURNS      Senior Vice President, Chief Financial     June 5, 1996
- -------------------
    Roland O. Burns         Officer, Secretary, and Treasurer
                            (Principal Financial and Accounting
                            Officer)

/s/ HAROLD R. LOGAN      Chairman of the Board of Directors         June 5, 1996
- -------------------
    Harold R. Logan

/s/ RICHARD S. HICKOK    Director                                   June 5, 1996
- ---------------------
    Richard S. Hickok

/s/ FRANKLIN B. LEONARD  Director                                   June 5, 1996
- -----------------------
    Franklin B. Leonard

/s/ CECIL E. MARTIN, JR. Director                                   June 5, 1996
- ------------------------
    Cecil E. Martin, Jr.

/s/ DAVID W. SLEDGE      Director                                   June 5, 1996
- ------------------------
    David W. Sledge

                                INDEX TO EXHIBITS




Exhibit
  No.                           Exhibit                                    Page


  4.1 Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Registration Statement on Form S-3 dated October 30, 1992).

  4.2 Rights Agreement dated as of December 10, 1990, by and between the Registrant and Society National Bank, as Rights Agent (incorporated herein by reference to Exhibit 1 to Registrant's Registration Statement on Form 8-A, dated December 14, 1990).

  5.1*    Opinion of Locke  Purnell Rain Harrell (A  Professional
          Corporation).                                                     E-2

 23.1     Consent of Counsel (Included in Exhibit 5.1).

 23.2*    Consent of Independent Public Accountants.                         E-4

 24.1 Power of Attorney (Included on the Signature Page of the Propectus).

* Filed herewith.




                               E-1